Exhibit 99.1

Press Release

Contacts:

Ronald W. Guire, Exec. VP, CFO Thomas R. Melendrez, Vice President (510) 668-7000	For Release 8:00 a.m. EDT August 21, 2003

Exar Corporation Announces Anticipated Employee Stock Option Exchange Program

Fremont, California, August 21, 2003 – Exar Corporation (NASDAQ: EXAR), a leading provider of high-performance, mixed-signal silicon solutions for the worldwide communications infrastructure, today announced that it plans to launch a voluntary stock option exchange program for eligible employees, which is expected to commence on August 27, 2003. Some of the Company’s employees hold stock options with exercise prices that are significantly higher than the current market price of Exar’s common stock. Exar believes that the planned stock option exchange program will help to retain its valuable employees and better align the interests of its employees and stockholders to maximize stockholder value.

Exar expects that under the program, regular, full-time, U.S.-resident employees of Exar will be offered the opportunity to exchange previously granted stock options with exercise prices equal to or greater than $26.00 per share and stock options that were granted at any time within six months prior to the commencement of the stock option exchange program for the right to receive new stock options. Members of the board of directors, executive officers and other employees subject to Section 16(b) of the Securities Exchange Act, as amended, will not be eligible to participate in the stock option exchange program. The new stock options will be granted on the date that is at least six months and one day after the cancellation date of the exchanged stock options to then current employees who elect to participate in the stock option exchange program. Exar expects that the new stock options will be granted on March 29, 2004. Exar anticipates that the new stock options will have different vesting schedules from the exchanged stock options and will have an exercise price equal to the fair market value of Exar’s common stock on the date of grant. It is expected that participating employees will receive new stock options in accordance with the following exchange ratios:

•  Exchanged options with an exercise price per share equal to or greater than $26.00 and equal to or less than $50.00 will be replaced with new options at an exchange ratio of one (1) new option for every two (2) exchanged options. As of August 20, 2003, there were 813,700 outstanding options with exercise prices equal to or greater than $26.00 per share and equal to or less than $50.00 per share held by eligible employees.

•  Exchanged options with an exercise price per share greater than $50.00 will be replaced with new options at an exchange ratio of one (1) new option for every four (4) exchanged options. As of August 20, 2003, there were 715,500 outstanding options with exercise prices greater than $50.00 per share held by eligible employees.

•  Stock options granted at any time within six months prior to the commencement of the stock option exchange program will be replaced with new options at an exchange ratio of one (1) new option for every one (1) exchanged option. Exar expects that there will be 405 such options that will be eligible for exchange.

If all eligible employees participate in the stock option exchange program, the number of outstanding options will be reduced by approximately 9%, so that after completion of the program, approximately 9.5 million options will be outstanding.

Exar Corporation has not yet commenced the stock option exchange program. Upon commencement, Exar will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO and related exhibits, including the Offer to Exchange Certain Outstanding Options for New Options, an election form, withdrawal form and other related documents. The Offer to Exchange Certain Outstanding Options for New Options and the election and withdrawal forms (collectively, the “Exchange Offer Documents”) will be delivered to all eligible Exar employees. Eligible employees are strongly encouraged and advised to read all of the Exchange Offer Documents when these documents become available because they will contain important information about the offer. Eligible employees are also strongly encouraged to consult tax and financial advisors before making any decision about the offer.

The Exchange Offer Documents and other documents filed by Exar with the SEC will be available without charge at the SEC website at www.sec.gov and Exar’s website at www.exar.com. This press release does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification of the securities under the securities laws of that jurisdiction.

Safe Harbor Statement

Certain statements in this press release, including those related to the expected commencement of the stock option exchange program, the anticipated terms of the stock option exchange program, Exar’s expectations about the effects of the option exchange program, and certain other statements regarding the option exchange program, constitute forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. Actual results in future periods are subject to risks and uncertainties which could cause actual results to differ materially from those projected. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the SEC including its Annual Report filed on Form 10-K for the fiscal year ended March 31, 2003, the quarterly report on Form 10-Q for the fiscal period ended June 30, 2003, and the Exchange Offer Documents that will be filed with the SEC when the stock option exchange program commences. The Company does not undertake to update any forward-looking statements.

About Exar

Exar Corporation (NASDAQ: EXAR) designs, develops and markets high-performance, analog and mixed-signal silicon solutions for the worldwide communications infrastructure. Leveraging its industry-proven analog expertise, system-level knowledge and standard CMOS process technologies, Exar provides OEMs innovative, highly integrated ICs that facilitate the transport and aggregation of signals in access, metro and wide area networks. The Company’s physical layer silicon solutions address transmission standards such as T/E carrier, ATM and SONET. The Company also provides one of the industry’s most comprehensive family of serial communications solutions. Within this product offering, the low voltage and multi-channel universal asynchronous receiver transmitters (UARTs) are particularly well suited to support high data rate and increasing data transfer efficiency requirements for various industrial, telecom and computer server applications. In addition, the Company designs, develops and markets IC products that address select applications for the video and imaging markets. The Company is based in Fremont, CA, had fiscal 2003 revenues of $67.0 million, and employs approximately 268 people worldwide. For more information about Exar, visit www.exar.com.